UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ABENGOA

National Securities Market Commission

Seville, March 3, 2014

Re: Significant Events

Notice of the Ordinary Shareholders’ General Meeting

In accordance with Article 82 of Law 24/1988 on the Securities Market, Abengoa, S.A. (the “Company”) hereby informs the National Securities Market Commission of the following significant event and attaches the following documentation:

1.         Text of the notice of the Ordinary Shareholders’ General Meeting.

2.         Text of the resolutions that the Board of Directors are submitting for approval by the Ordinary General Shareholders’ Meeting.

The aforementioned attached documentation will be subject to the approval of the Ordinary General Shareholders’ Meeting called by the Board of Directors at its meeting of February 20, 2014, and expected to be held at second call on April 6.

The mandatory notice published in a daily newspaper in the province and in the Official Gazette of the Mercantile Registry is published on the same date.

Once the above resolutions have been adopted by the General Shareholders’ Meeting, they will also be reported, for the aforementioned purposes.

Miguel Ángel Jiménez-Velasco Mazarío

General Secretary

Notice of the General Shareholders’ Meeting

The Board of Directors, at its meeting on February 20, 2014, agreed to call an Ordinary General Shareholders’ Meeting to be held at the Company’s registered address, Campus Palmas Altas, in Seville, at first call at 7:00 pm on April 5, and at second call, if applicable, on the following day, April 6, at the same time and place, authorizing the Secretary to formally give notice of the meeting, provide information and in particular to ensure that a notary is present at the Meeting, which will have the following Agenda:

One. Examination and approval, as appropriate, of the Financial Statements and the Management Report corresponding to 2013, of the Company and its Consolidated Group, as well as the management and remuneration of the Board of Directors during the aforementioned company year.

Two. Examination and approval, as appropriate, of the Proposal to Allocate the Result for 2013.

Three. A capital increase for the amount determined in accordance with the terms of the resolution, by issuing new ordinary Class A and/or Class B shares with a nominal value of one euro and one euro cent each, respectively, without share premium, of the same class and series as those shares currently in circulation, charged against voluntary reserves set aside from undistributed profits, with the express possibility that the allotment will be incomplete Delegation of authority to the Board of Directors to set the conditions of the capital increase for all aspects not agreed by this General Shareholders’ Meeting; to perform the necessary actions to implement the capital increase; to redraft the text of Article 6 of the Company’s bylaws for the new amount of share capital and to formalize those public and private documents that may be necessary to implement the capital increase. Request the competent national and foreign organizations to admit the new shares for trading on the Madrid and Barcelona stock exchanges, through the Spanish Stock Market Interconnection System (commonly referred to as the Continuous Market), and on the foreign stock exchanges on which Abengoa’s shares are listed, by means of ADSs on the NASDAQ Global Select Market, in the format required for each one.

Four. Ratification, appointment and re-election of directors, as appropriate.

Five. Special Report on the Remuneration Policy for Directors to be submitted to the General Shareholders’ Meeting for consultation.

Six. Delegation to the Board of Directors of the authority to increase the share capital by issuing new shares as Class A and/or Class B and/or Class C, in accordance with Article 297.1 b), within the limits of the law, with the express authority to decide to exclude preferential subscription rights pursuant to Article 506 of the Capital Companies Act, withdrawing and nullifying any outstanding amounts from authorizations previously granted by the General Shareholders’ Meeting. Delegation of authorizations to the Board of Directors and each of its members to determine the conditions of the capital increase, to carry out the necessary actions to implement it, to redraft the corresponding articles of the Company’s bylaws for the new amount of share capital and to execute any public and private documents that may be necessary to implement the increase. Request the competent national and foreign organizations to admit the new shares to trading on any stock exchange.

Seven. Delegation to the Board of Directors of the authority to issue debentures or similar fixed income securities or equities, that are simple or guaranteed, convertible or non-convertible into shares, with the express authority to exclude preferential rights in accordance with Article 511 of the Capital Companies Act, directly or through Group companies, pursuant to current legislation, nullifying the amount outstanding from authorizations previously granted by the General Shareholders’ Meeting.

Eight. Delegation to the Board of Directors of the authority to make derivative acquisitions of treasury stock, of any class, directly or through Group companies, in accordance with prevailing legislation, nullifying authorizations previously granted by the General Shareholders’ Meeting for the same purposes.

Nine. Delegation to the Board of Directors of the authority to interpret, correct, execute, formalize and register the adopted resolutions.

Ten. Approval of the minutes via any of the methods established by law.

I.                                        Information

Shareholders shall have the right to examine the financial statements and management report of the Company and its consolidated group, at the Company’s registered address, and to request a copy or free delivery of these documents, including the Accounts Auditor’s Report and the Remuneration Policy Report, as well as the proposed resolutions and other compulsory reports, as appropriate. This information is also available from the website www.abengoa.com.

II.                                   Right to attend

All shareholders that own three hundred and seventy-five (375) Class A shares or Class B shares, which are registered in their name in the corresponding detailed register of the entities affiliated to Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.), which shall be accredited by means of an attendance card issued by those entities and provided to each shareholder, at least five days prior to the date of the General Shareholders’ Meeting at first call, will have the right to attend the Meeting. Shareholders that own fewer shares than the aforementioned limit may join together until this limit is reached and appoint a shareholder to represent them. All shareholders that attend the Meeting in person are reminded of the need to present the aforementioned attendance card or documents that accredit their identity and ownership. All shareholders that have the right to attend the General Shareholders’ Meeting may be represented by another person, who must be another shareholder.

Based on experience of previous meetings, the General Shareholders’ Meeting shall probably take place at second call on April 6 at 7:00 pm.

Signed: Secretary of the Board of Directors

Miguel Ángel Jiménez-Velasco Mazarío

Proposed Resolutions for the Ordinary General Shareholders’ Meeting to be held on April 5 or 6, 2014, at first or second call respectively

Resolution One: Examination and approval, as appropriate, of the Financial Statements and the Management Report corresponding to 2013, of the Company and its Consolidated Group, as well as the management and remuneration of the Board of Directors during the aforementioned company year.

Approval of:

1.                             The Financial Statements (comprising the Balance Sheet, the Income Statement, the Statement of Changes in Equity, the Statement of Cash Flows and Explanatory Notes) and the Management Report of Abengoa S.A. corresponding to 2013.

2.                             The Financial Statements of the Consolidated Group (comprising the Balance Sheet, the Income Statement, the Consolidated Statement of Changes in Equity for the year, the Consolidated Statement of Cash Flows and Explanatory Notes) and the Consolidated Management Report corresponding to 2013.

3.                             The management of the Board of Directors for the year and the remuneration of its members, as contained in the Financial Statements.

Resolution Two: Examination and approval, as appropriate, of the Proposal to Allocate the Result for 2013.

Approval of:

1.                             The following allocation of the result for 2013, with a gross dividend of 0.111 euros per share, will be distributed on April 25, 2014.

Balance from the Income Statement	194,020,282.86

To Legal Reserves	342,589.97
To Voluntary Reserves	102,040,234.30
To Dividends	91,637,458.59

Total	194,020,282.86

2.                             To authorize Mr Felipe Benjumea Llorente, Mr José B. Terceiro, Mr Manuel Sánchez Ortega and the Secretary of the Board of Directors, Mr Miguel Ángel Jiménez-Velasco Mazarío, so that any of them, jointly and severally, may file the Financial Statements and the Management Report of the Company and the Consolidated Group with the mercantile registry under the terms and conditions established by law, identifying them with their signature and indicating their purpose.

Resolution Three:                                       “Three. A capital increase for the amount determined in accordance with the terms of the resolution, by issuing new ordinary Class A and/or Class B shares with a nominal value of one Euro and one Euro cent each, respectively, without share premium, of the same class and series as those shares currently in circulation, charged against voluntary reserves set aside from undistributed profits, with the express possibility that the allotment will be incomplete. Delegation of authority to the Board of Directors to set the conditions of the capital increase for all aspects not agreed by this General Shareholders’ Meeting; to perform the necessary actions to implement the capital increase; to redraft the text of Article 6 of the Company’s Bylaws for the new amount of share capital and to formalize any public and private documents that may be necessary to implement the capital increase. Request the competent national and foreign organizations to admit the new shares for trading on the Madrid and Barcelona stock exchanges, through the Spanish Stock Market Interconnection System (commonly referred to as the Continuous Market), and on the foreign stock exchanges on which Abengoa’s shares are listed, by means of ADSs on the NASDAQ Global Select Market, in the format required for each one.

1.                          Capital increase

2.                          Capital increase

It is agreed to increase the Company’s share capital for the amount that results from multiplying (a) the nominal value of one (1) euro or one euro cent (0.01) per Abengoa, S.A. share, as appropriate, by (b) the determinable number of new Abengoa, S.A. shares that results from the formula indicated in Point 2 below (the “New Shares”). The capital increase is carried out by issuing and circulating the New Shares, which will be Class A and Class B shares, as appropriate, of one (1) euro and one euro cent (0.01) nominal value each, respectively, of the same class and series as Abengoa’s Class A and Class B shares currently in circulation, represented by book entries.

The capital increase will be fully charged against freely available reserves, called Voluntary Reserves, from undistributed profits, which totaled 351,261,023.52 euros as at December 31, 2013.

The New Shares are issued at par value, in other words with a nominal value of one (1) euro or one euro cent (0.01), as appropriate, without a share premium, and will be freely allotted to Abengoa’s shareholders.

The capital increase may be carried out during the year following the date that this resolution is adopted by the Board of Directors (with express authority to appoint its members), at its exclusive discretion and therefore without having to submit it again to this General Shareholders’ Meeting, and in accordance with the legal and financial conditions at the time of executing the capital increase, in order to offer Abengoa’s shareholders a system of flexible and efficient remuneration. The number of New Shares to issue will be the number that results from the formula indicated in Section 2 below, applied to the Class A and Class B New Shares respectively, without the Option Amount (as defined in Section 2 below) exceeding a maximum of 91,637,458.59 euros, distributed between a maximum of 9,302,472.327 euros in the case of the issue of New Shares of Class A, and 82,334,986.263 euros in the case of the issue of New Shares of Class B.

Pursuant to Article 311 of the Capital Companies Act, the possibility exists of an incomplete allotment of the increase in the event that Abengoa, any company of its Group or a third party waives all or some of the free allotment rights that they hold, in which case the capital will be increased by the corresponding amount.

3.                          New Shares to issue

The number of New Shares will be the amount that results from applying the following formula, rounding down to the nearest whole number:

NAN = NTAcc / No. of rights

Where,

NAN = Number of New Shares to issue;

Number of Abengoa shares in circulation on the date on which the Board of Directors agrees to carry out the capital increase; and

No. rights = Number of free allotment rights required for the allocation of one New Share, which will be the number that results from applying the following formula, rounded up to the nearest whole number:

No. rights = NTAcc / Provisional no. of shares

Where,

Provisional no. of shares. = Alternative Option Amount / PreCot.

For these purposes, “Option Amount” will be defined as the reference market value of the capital increase that the Board of Directors (or the body that is delegated for this purpose) will set, which will be a maximum of 91,637,458.59 euros, distributed between a maximum of 9,302,472.327 euros in the case of New Shares of Class A, and 82,334,986.263 euros in the case of New Shares of Class B, in accordance with the limit established in the above Section 1.

For these purposes, “PreCot” will be the arithmetical average of the weighted average prices of the Abengoa share on the Spanish stock exchanges in the five trading sessions prior to the Board of Directors’ resolution to carry out the capital increase, rounding to the closest euro cent and rounding up in the case of half a cent.

4.                          Free allotment rights

One free allotment right will be granted for each Abengoa share in circulation. The number of free allotment rights required in order to receive one New Share will be automatically determined according to the existing ratio between the number of New Shares and the number of shares in circulation (NTAcc). Specifically, shareholders will have the right to receive one New Share for the number of free allotment rights determined according to Point 2 above (Number of rights) that they hold.

The holders of debentures currently in circulation that are convertible into Abengoa shares shall not have free allotment rights, although they will have, if applicable, the right to change the conversion ratio of their debentures into shares in proportion to the amount of the increase.

In the event that (i) the number of free allotment rights required for the allocation of one share (Number of rights) multiplied by the New Shares (NAN) results in a number less than (ii) the number of shares in circulation (NTAcc), Abengoa, or another entity in its group, will waive a number of free allotment rights equal to the difference between both figures, for the sole purpose of making the number of New Shares a whole number and not a fraction.The free allotment rights shall be assigned to Abengoa shareholders that are legitimately recorded in the accounting records of Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.) at 11:59 pm on the day of publication of the announcement of the capital increase in the Official Gazette of the Mercantile Registry. During the period that the free allotment rights may be traded in the market, sufficient rights may be acquired and in the proportion necessary to subscribe New Shares. The free allotment rights may be traded in the market during the period determined by the Board, which must be a minimum of 15 calendar days, beginning on the first trading day following publication of the announcement of the offer in the Official Gazette of the Mercantile Registry.

5.                         Irrevocable commitment to acquire free allotment rights

Abengoa or, with its guarantee, the Group company that it may appoint, shall assume an irrevocable commitment to purchase the free allotment rights at the price indicated below (the “Purchase Commitment”). The Purchase Commitment will be valid and may be accepted during a period specified by the Board of Directors, within the rights trading period. It has therefore been agreed to authorize Abengoa, or the corresponding company of its group, to acquire these free allotment rights (as well as the shares that correspond to them) up to the maximum limit of the total rights issued, in accordance with the legal limitations at all times.

The purpose of the Purchase Commitment assumed by Abengoa will be the objective that the Board of Directors determines from the two alternatives below, in exercising the authority delegated to it by the General Shareholders’ Meeting (with the express authority to appoint its members), pursuant to market conditions and the interests of the company:

(i)                         The free allotment rights received by those shareholders that are legitimately recorded in the accounting records of Iberclear (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U.) at 11:59 pm on the day of publication of the announcement of resolution to approve the Capital Increase in the Official Gazette of the Mercantile Registry; excluding those rights that may have been sold in the market; or

(ii)                      All free allotment rights, independently of the fact that their holders would have received them freely from the Company as shareholders at the time of their allocation or the fact that they may have acquired them in the market.

The “Purchase Price” of each free allotment right will be equal to the result of the following formula, rounded to the nearest euro cent (rounding up in the case of half a cent):

Purchase Price = Amount of the Alternative Option / NTAcc A + B

Where,

NTAcc A y B = Total number of Abengoa Class A and Class B shares in circulation on the date on which the Board of Directors agrees to carry out the capital increase.

Abengoa’s acquisition of the free allotment rights resulting from the Purchase Commitment will be charged against freely available reserves, known as Voluntary Reserves, from undistributed profits.

6.                          Balance sheet for the transaction and the reserves used for the increase

The balance sheet that will serve as the basis for the transaction is the balance sheet corresponding to December 31, 2013, duly audited and approved by this Ordinary General Shareholders’ Meeting.

As indicated, the capital increase will be fully charged against freely available reserves, known as Voluntary Reserves, from undistributed profits, which totaled 351,261,023.52 euros as at December 31, 2013.

7.                         Representation of the new shares

The shares that are issued will be represented by book entries, recorded by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear), and its affiliated entities.

8.                          Rights of the new shares

The new shares shall grant their holders the same voting and financial rights as Abengoa’s ordinary shares currently in circulation, from the date on which the increase is declared as subscribed and paid up.

9.                          Shares in custody

At the end of the trading period of the free allotment rights, the New Shares that have not been allocated due to reasons not attributable to Abengoa shall be held in custody, available to those that can accredit legitimate ownership of the corresponding free allotment rights.

Three years after the last day of the trading period of the free allotment rights, the shares that are still pending allocation may be sold in accordance with Article 117 of the Capital Companies Act at the expense and risk of the interested parties. The resulting amount from the aforementioned sale shall be deposited with the Bank of Spain or in the Spanish Government Depositary available to interested parties.

10.                   Request for admission to official trading

Admission to trading of the New Shares on the Madrid and Barcelona stock exchanges will be requested via the Spanish stock market interconnection system (commonly referred to as the Continuous Market), as well as carrying out the procedures and actions that may be necessary and submission of the documents that may be required, to the competent entities of the foreign stock exchanges on which Abengoa’s shares are listed, and via ADSs (American Depository Shares), as appropriate, on the New York stock exchange, for admission to trading of the New Shares issued as a result of the agreed capital increase, explicitly noting that Abengoa is subject to the rules that currently exist or may be decreed in relation to the stock market and in particular regarding trading, lock-up periods and delisting.

It should be expressly noted that, in the event that a request is subsequently made to delist Abengoa’s shares, the company will adopt the same applicable formalities and, in this case, shall guarantee the interests of those shareholders that oppose the resolution to delist or do not vote for it, in accordance with the requirements of the Capital Companies Act and relevant provisions, all pursuant to Law 24/1988 of July 28 on the Securities Market and its applicable implementing provisions at any given time.

11.                   Implementation of the capital increase

The Board of Directors, or any of its special delegates, may agree to carry out the capital increase and to set the conditions for all those elements that are not included in this resolution, within a period of one year from the date of this resolution. Notwithstanding the above, if the Board of Directors does not believe it is appropriate to carry out the capital increase within the indicated time frame, it may submit a proposal to revoke this authorization to the General Shareholders’ Meeting.

Once the trading period of the free allotment rights has ended:

(a)                     The New Shares shall be assigned to those parties that were holders of free allotment rights in the proportion that resulted from the above Section 3, in accordance with the accounting records of Iberclear and its affiliated entities.

(b)                     The Board of Directors, or the body or person delegated by it, shall declare the trading period of the free allotment rights as closed and shall proceed to formalize the accounting application of the voluntary reserves for the amount of the capital increase, paying out the corresponding amount.

Similarly, once the trading period of the free allotment rights has come to an end, the Board of Directors, or the body or person delegated by it, shall adopt the corresponding resolutions to amend the Company’s bylaws in order to reflect the new amount of share capital resulting from the increase and to request admission to trading of the new shares on the Spanish and foreign stock exchanges on which Abengoa’s shares are listed.

12.                   Delegation of authority for execution

It is agreed to delegate the authority to establish the conditions of the capital increase for all those elements that are not included in this resolution, to the Board of Directors, its chairman, vice-chairman, CEO and the secretary, in accordance with Article 297 of the Capital Companies Act. In particular, but not limited to, the following powers are delegated to the Board of Directors, with express authority to appoint the Executive Committee:

(a)                     Determine the date on which the adopted resolution to increase the share capital must be carried out, which in all cases must be within one year from its approval.

(b)                     Define the exact amount of the capital increase, the number of New Shares and the free allotment rights required to allot the New Shares, applying the rules established by this General Shareholders’ Meeting for that purpose.

(c)                      Designate the company or companies that will assume the role of financial agent and/or adviser for the Capital Increase, and sign the necessary agreements and documents.

(d)                     Define the duration of the trading period of the free allocation rights.

(e)                      Define the period during which the Purchase Commitment will be valid and determine the purpose of the Purchase Commitment within the limits established in this resolution.

(f)                       Execute the Purchase Commitment, paying the amounts corresponding to the parties that have accepted the commitment.

(g)                      Declare the capital increase closed and executed, deciding the number of New Shares effectively allotted for this purpose and therefore the amount by which the Company’s share capital must be increased in accordance with the rules established by this General Shareholders’ Meeting, as well as declaring the allotment as incomplete, if appropriate.

(h)                     Set the definitive cash payment date of the dividend to those shareholders that have opted to sell all or part of their free allotment rights to Abengoa under the Purchase Commitment.

(i)                         Redraft Article 6 of Abengoa’s bylaws in relation to share capital in order to adapt it to the result of the capital increase.

(j)                        Waive the New Shares that correspond to the free allotment rights that Abengoa holds at the end of the rights trading period.

(k)                     Waive, if applicable, the free allotment rights to subscribe New Shares for the sole purpose of ensuring that the number of New Shares is a whole number and not a fraction.

(l)                         Perform all the necessary procedures so that the New Shares subject to the capital increase are recorded in the accounting records of Iberclear and admitted to trading on the Spanish and foreign stock exchanges on which Abengoa’s shares are listed, in accordance with the procedures established for each stock exchange.

(m)                 Carry out those actions that may be necessary or appropriate in order to implement and formalize the capital increase with any public or private, Spanish or foreign entities or organizations, including to declare, supplement or correct errors or omissions that could prevent or hinder the full effectiveness of the precedent resolutions.

The Board of Directors is expressly authorized, in turn, to delegate the authority referred to in this resolution, as established in Article 249.2 of the Capital Companies Act.

Resolution Four:                                   Ratification, appointment and re-election, as appropriate, of directors.

Agree to the re-election as a director, at the proposal of the Appointments and Remuneration Committee, due to completion of the four year term granted by the General Shareholders’ Meeting of 2010, of Ms. Mercedes Gracia Díez, as an independent director, for a new period of four years, who hereby states her express acceptance and is not affected by any legally defined situation of incompatibility, including her personal details in the corresponding certificate.

Resolution Five:                                     Special Report on the Remuneration Policy for Directors to be submitted to the General Shareholders’ Meeting for consultation.

Approve the report on the Remuneration Policy for Directors for 2013, on a consultation basis.

Annex 1 at the end of this document: Report on the Remuneration Policy for Directors.

Resolution Six:                                 Delegation to the Board of Directors of the authority to increase the share capital by issuing new shares in any of the Class A and/or Class B and/or Class C shares, in accordance with Article 297.1 b), within the limits of the law, with express authority to decide to exclude preferential subscription rights pursuant to Article 506 of the Capital Companies Act, withdrawing and nullifying any outstanding amounts from authorizations previously granted by the General Shareholders’ Meeting. Delegation of authorizations to the Board of Directors and each of its members to determine the conditions of the capital increase, to perform the necessary actions to implement it, to redraft the corresponding articles of the Company’s bylaws for the new amount of share capital and to execute any public and private documents that may be necessary to implement the increase. Request the competent national and foreign organizations to admit the new shares to trading on any stock exchange.

1                                To delegate to the Board of Directors, pursuant to Article 297.1.b) of the Capital Companies Act, the authority to increase the share capital, once or several times, within the legal period of five years starting from the date of this General Shareholders’ Meeting, up to an amount equivalent to fifty per cent of the share capital at the time of this authorization, by issuing shares of any of the classes established in the Company’s bylaws, with or without a share premium, charged against monetary contributions, at the time and for the amount that the Board may decide and without the need for prior consultation of the General Shareholders’ Meeting. The Board of Directors may decide, in relation to each increase, if the new shares to be issued are ordinary, preference, redeemable, with or without voting rights or any other type allowed, according to the law and the Company’s bylaws. For all other aspects, the Board of Directors may define the terms and conditions of the capital increases and the characteristics of the shares, as well as to freely offer the new shares that are not subscribed during the exercise period or periods of the preferential subscription rights.

Likewise, in accordance with Article 506 of the aforementioned law, the Board of Directors is expressly granted the authority to exclude preferential rights, if appropriate, in relation to the capital increases that may be agreed as a result of this resolution, when the circumstances in the aforementioned article arise, in the Company’s interests, and provided that, in the case of exclusion, the nominal value of the shares to be issued, plus the amount of the share premium, if appropriate, corresponds to the fair value as stated in the report of the accounts auditor referred to in Article 506.3 of the Capital Companies Act, drafted for this purpose at the request of the Board of Directors. Equally, the Board of Directors is authorized to redraft Article 6 of the Company’s bylaws in relation to its share capital, once the increase has been carried out, based on the amounts actually subscribed and paid up in accordance with Article 311 of the Capital Companies Act.

Any statements by shareholders with regards to this resolution shall be recorded in the minutes, in accordance with Article 27 of the Regulations of Official Stock Exchanges.

Likewise, the Board of Directors is authorized, with express authority to appoint any of its members, to apply to the Spanish Securities Market Commission, the governing body of the Stock Exchange or the competent entities, to list the aforementioned securities for trading on any stock exchange and to manage that listing with the intervention of any stockbroker or securities company, in relation to the shares that may be issued according to the above resolutions, when the Board deems it appropriate, pursuant to those requirements under prevailing regulations.

2                                To request the admission to trading of the shares that may be issued by virtue of this resolution on the national and foreign stock exchanges on which the Company’s shares are listed at the time of each capital increase, having complied with the applicable legislation, granting the Board of Directors for these purposes the express authority to appoint any of its members and its secretary in order to execute any documents and to perform those actions that may be necessary for such purposes, including any actions, statements or procedures with the competent authorities of the United States of America for the admission to trading of the shares represented by ADSs, or with any other competent authority.

Resolution Seven:                                     Delegation to the Board of Directors of the authority to issue debentures or similar fixed income securities or equities, that are simple or guaranteed, convertible or non-convertible into shares, with the express authority to exclude preferential rights in accordance with Article 511 of the Capital Companies Act, directly or through Group companies, pursuant to current legislation, nullifying the amount outstanding from authorizations previously granted by the General Shareholders’ Meeting.

Delegation to the Board of Directors of the Company, in accordance with Article 319 of the Regulations of the Mercantile Register and the general procedure for issuing debentures, for a period of five (5) years, and with express authority to appoint any of its members, of the authority to issue, on one or more occasions, any fixed income securities or similar debt instruments (including but not limited to bonds, promissory notes or warrants), as well as fixed income or other types of securities (including warrants) that are convertible into shares of the Company and/or exchangeable for shares in the Company or in other companies of the Company’s group or outside the group, for a maximum amount of five thousand million euros (€5,000 million). Delegation of the authority, with express permission to appoint any of its members, to establish the criteria to determine the bases and methods for conversion, exchange or for exercising the authority to increase the share capital by the amount necessary in order to meet the corresponding requests for conversion or exercise, as well as authorization to exclude shareholders’ preferential subscription rights in accordance with Article 511 of the Capital Companies Act and any other applicable legislation.

This delegation of authority to the Company’s Board of Directors will be made in accordance with the following conditions:

Securities subject to issue. The securities referred to in this delegation may be debentures, bonds and other fixed income securities or debt instruments of a similar type in any of the forms admitted by law, including but not limited to bonds, promissory notes or warrants o other similar securities that directly or indirectly grant the right to subscribe or acquire the Company’s shares, whether newly issued or already in circulation, settled by means of physical delivery or differences. This delegation also includes fixed income securities and warrants that are convertible into the Company’s shares and/or exchangeable into shares of the Company or other companies of the group or outside of the group.

Term. The securities may be issued once or several times, at any given time, within the maximum period of five (5) years starting from the date that this resolution is adopted.

Maximum amount of the delegation. The maximum amount of the issue or issues of securities to be made under this delegation of powers will be five thousand (5,000) million euros or the equivalent amount in another currency.

For the purposes of calculating the above limit for warrants, the sum of the premiums and exercise prices of the warrants of each issue approved by virtue of these powers, will be taken into account. In the case of fixed income securities, the outstanding balance of the securities issued by virtue of this delegation will be calculated for the purposes of the aforementioned limit.

It should be noted that, in accordance with Article 111 bis of Law 24/1988 of 28 July on the Securities Market and Article 510 of the Capital Companies Act, the limitation established in the Capital Companies Act in relation to the issue of debentures and other securities that recognize or create debt, does not apply to the Company.

Scope of the delegation. The delegation referred to by this resolution shall include determining the different aspects and conditions of each issue, and shall be as extensive as required by law. In particular, the Company’s Board of Directors shall determine the following aspects for each issue, among others, always within the global quantifiable limits expressed: the location of the issue (whether in Spain or abroad) and the currency, and if abroad, the equivalent value in euros; the type, whether bonds or debentures or any other type permitted by law (including subordinated); the date or dates of the issue; when the securities are not convertible, the possibility that they are partially or fully exchangeable for existing shares in the Company or in other companies of the Company’s group, and the circumstances to make them automatically or voluntarily convertible or exchangeable, and in the case of the latter, whether this is the choice of the holder of the securities or the Company, or to incorporate a purchase or subscription option for the aforementioned shares; the interest rate, dates and coupon payment procedures; the perpetual or redeemable nature of the securities, and in the case of the latter, the redemption period and the maturity date; the type of redemption, premiums and lots, and guarantees, including mortgage guarantees; the type of representation by means of certificates or book entries; the number of securities and their par value, which in the case of convertible and/or exchangeable securities shall not be less than the par value of the shares; preferential subscription rights, if appropriate, and the subscription method; the applicable legislation, whether national or foreign; to request, if appropriate, the admission to trading of the securities that are issued, on official and non-official, organized or otherwise, national or foreign secondary markets, with the requirements applicable in each case according to the prevailing legislation; and in general, any other condition of the issue, as well as, if applicable, to appoint a trustee of the corresponding syndicate of holders of the securities that may be issued and to approve the fundamental rules that must govern the legal relationships between the Company and this syndicate, if it should exist.

The delegation also includes attributing the Board of Directors with the authority to decide on the redemption conditions of the securities issued under this authorization, being able to apply any of those established under the Capital Companies Act. Likewise, the Board of Directors has been authorized so that, when it deems it appropriate, and conditional on obtaining the official authorizations that may be necessary and, if appropriate, the agreement by the meetings of the corresponding syndicates of holders of the relevant securities that may be issued by virtue of this authorization, it may modify the terms and conditions of such securities.

Bases and methods of the conversion. In the case of issues of fixed income securities that are convertible into shares (which may be shares in the Company or shares in companies belonging to the Company’s group, or outside of the group) and for the purposes of determining the bases and methods of the conversion, it is agreed to establish the following criteria:

The securities that are issued by virtue of this resolution may be convertible into newly issued shares in the Company or into shares of companies of the Company’s group or to companies outside of this group, according to a fixed (determined or determinable) or variable conversion ratio, authorizing the Board of Directors to decide whether they are convertible, as well as whether they are automatically or voluntarily convertible, and in the case of voluntary, then whether this is the choice of the holders of the securities or the Company, with the frequency and during the period established in the resolution relating to the issue and which may not exceed fifteen (15) years from the corresponding issue date.

For the purposes of the conversion, fixed income securities shall be valued at their par value and shares at the fixed conversion ratio determined in the resolution of the Board of Directors for which this delegation of power is used, or at the conversion ratio determined on the date or dates stated in the resolution of the Board of Directors, and depending on the price of the Company’s shares in the Spanish stock exchanges on the date(s) or period(s) that are taken as a reference in the same resolution, with or without a discount. It may also agree to issue the convertible fixed income securities with a variable conversion ratio. In this case, the price of the shares for the purposes of the conversion will be the arithmetic average of the closing prices of the Company’s shares on the Continuous Market during a period to be determined by the Board of Directors. The premium or discount may be different for each conversion date of each issue (or, as applicable, each tranche of an issue).

When the securities of the corresponding issue are convertible, the Board of Directors can establish that the Company reserves the right to choose at any given time between converting into new Company shares, specifying the type of shares to be delivered at the time of the conversion or exchange, or delivering a combination of newly issued and existing Company shares.

When the conversion occurs, fractions of shares that may have to be delivered to the holder of the securities will be rounded down to the nearest whole number by default and each holder may receive the difference in cash, if agreed by the Board of Directors.

Under no circumstances shall the value of the share be less than its par value, for the purposes of the ratio for converting the securities into shares. Likewise, in accordance with the Capital Companies Act, the convertible fixed income securities may not be issued for an amount that is less than their par value, nor may these securities be converted into shares when the par value of the securities is lower than the par value of the shares.

When a convertible securities issue is approved by virtue of the authorization granted by the General Shareholders’ Meeting, the Board of Directors shall issue a report describing and specifying the conversion bases and methods, based on the aforementioned criteria, which specifically apply to the aforementioned issue, accompanied by the corresponding report from the accounts auditors, as required by the Capital Companies Act in both cases.

Rights of holders of convertible and exchangeable securities. Holders of securities that have been issued that can be converted and/or exchanged for shares shall have the rights recognized by prevailing legislation.

Capital increase, exclusion of preferential subscription rights in convertible securities. The delegation of powers to the Board of Directors established herein, also includes but is not limited to, the following powers:

The authority so that the Board of Directors, pursuant to the Capital Companies Act, may partially or fully exclude shareholders’ preferential subscription rights when this is required to raise funds in international markets, in order to use book-building techniques or any other method as justified by the interests of the Company. In all cases, if the Board of Directors decides to exclude the preferential subscription rights in relation to a specific issue of convertible securities that it may decide to make, by virtue of this authorization, it shall issue a report detailing the specific reasons why it is in the Company’s interest and that justifies this action, which will be subject to the corresponding report by the accounts auditor referred to in the aforementioned article, at the same time as it approves the issue and in accordance with the Capital Companies Act. These reports will be made available to shareholders and presented to the first

General Shareholders’ Meeting that is held following the corresponding resolution to make the issue.

The authority to increase the share capital by the necessary amount in order to meet conversion requests of convertible securities issued by virtue of this delegation, in accordance with the Capital Companies Act. This authority may only be exercised by the Board of Directors up to a limit of half of the share capital at the time of this authorization, in conjunction with any other capital increases that may be made by virtue of other authorizations held by the Board to increase the share capital. This authorization to increase the share capital includes the right to issue and put into circulation, once or several times, the shares representing the share capital that may be necessary to carry out the conversion, as well as authorization to redraft the article relating to the Company’s share capital in its bylaws, and if appropriate, to cancel the part of this capital increase that may not have been necessary for the conversion into shares. There will be no preferential subscription rights of the Company’s shareholders in capital increases that the Board of Directors carries out to meet such conversion requests, in accordance with the Capital Companies Act.

The authority to develop and specify the bases and methods of the conversion and/or exchange, taking into account the criteria established above and, in general and in the widest possible terms, the determination of those terms and conditions that may be necessary or appropriate for the issue. In successive General Shareholders’ Meetings, the Board of Directors shall inform shareholders of the use that may have been made of the delegation of powers, as applicable, up to that moment, to issue convertible and/or exchangeable fixed income securities.

Warrants: The rules established in the above sections shall apply, mutatis mutandi, in the case of issues of warrants or other similar securities that may directly or indirectly grant the right to subscribe newly issued shares in the Company or shares already in circulation, consisting of the delegation of the widest possible powers, with the same scope as the previous sections, in order to decide everything deemed relevant in relation to these types of securities.

Admission to trading. The Company shall request, when applicable, the admission to trading of the securities that are issued by virtue of this delegation of powers, on official and non-official, organized or otherwise, national or foreign secondary markets, authorizing the Board of Directors to carry out the procedures and actions necessary for the admission to trading, with the competent organizations of the various national and foreign stock exchanges.

Guarantee of issues of fixed income securities carried out by group companies. The Company’s Board of Directors shall also be authorized to guarantee on behalf of the Company, within the aforementioned limits, new issues of securities (including convertible or exchangeable) that may be made by companies belonging to its group during the effective period of this resolution.

Powers of delegation and appointment and granting of powers. The Board of Directors is authorized so that, in turn, it may delegate the powers that may be delegable granted by virtue of this resolution, to any of its members and/or the Secretary of the Board of Directors, and may grant the relevant powers to implement these delegated authorizations, to the employees of the Company that it deems appropriate.

Resolution Eight:                                          Delegation to the Board of Directors of the authority to make derivative acquisitions of treasury stock, of any class, directly or through Group companies, in accordance with prevailing legislation, nullifying authorizations previously granted for the same purposes by the General Shareholders’ Meeting.

To authorize the Board of Directors to make derivative acquisitions of shares in the Company, either directly or through subsidiary or investee companies, up to the maximum limit established in the prevailing regulations, at a price between a minimum of one euro cent (0.01 euro) and a maximum of twenty euros (20 euros) per share, with express authority to appoint any of its members, making use of this authorization during a period of eighteen (18) months from this date, and subject to Article 144 and subsequent articles of the Capital Companies Act.

The authorization granted to the Board of Directors for these purposes by the resolution adopted by the Ordinary General Shareholders’ Meeting of April 7, 2013 is hereby expressly annulled.

Resolution Nine:                                             Delegation of Powers to the Board of Directors.

To expressly authorize Mr Felipe Benjumea Llorente, Mr José B. Terceiro, Mr Manuel Sánchez Ortega and Mr Miguel Ángel Jiménez-Velasco Mazarío so that any of them, jointly or severally, as special representatives of this Meeting, may appear before a Notary Public to grant the necessary public deeds and shall register those agreements in the Mercantile Registry that require such registration by law, as appropriate, signing any documents that may be necessary pursuant to these resolutions.

Likewise, authorize the Board of Directors, with the power to appoint, so that it may freely interpret, apply, execute and implement the approved resolutions, including correcting and supplementing them, as well as to delegate the authority to any of its members to grant any deed of rectification or additional document that may be necessary to correct any error, defect or omission that may prevent the registration of any resolution, including complying with any requirements that may be legally required for such resolutions to become effective.

Resolution Ten:                                                 Approval of the minutes in any of the formats established by law.

Annex I. Report on the Remuneration Policy for Directors.

Annual report on directors’ remuneration

2013

A.1.-                     Abengoa’s remuneration policy for the year in progress

Abengoa believes it is essential to have policies geared towards offering long-term professional careers in the Group. Given the extremely competitive nature of Abengoa’s activities, success in the achieving its objectives greatly depends on the quality, capabilities, dedication and knowledge of the business of the people that hold key positions and lead the organization.

These conditions determine the group’s remuneration policy in general, but especially for members of the Board of Directors and executive directors in particular, making it possible to attract and retain outstanding professionals.

Consequently, the aim of the remuneration policy for Directors is as follows:

•                  Remuneration for performing the functions of director must be appropriate to reward the necessary dedication, qualification and responsibility required to correctly perform the role.

•                  The following applies in relation to executive directors in performing their executive duties:

(i) Ensure that the total remuneration package and its structure is competitive with the international sector as a whole and compatible with our leadership aspirations.

(ii) Maintain an annual variable component that is linked to achieving specific and quantifiable objectives that are aligned with shareholders’ interests.

No significant changes have occurred in the remuneration policy this year compared to the previous year. Directors’ remuneration therefore continues to exclude shares or share options.

The criteria used to establish the remuneration policy for directors comply with the Capital Companies Act (primarily Articles 217 and subsequent articles), the Company’s bylaws (Article 39) and the Regulations of the Board, establishing different criteria depending on whether the director has executive status or not:

•                  Remuneration for non-executive directors

The position of director is paid according to Article 39 of the Company’s bylaws. Directors’ remuneration may consist of a fixed amount agreed by the General Shareholders’ Meeting, but may differ for each director. Similarly, directors may receive a share of the Company’s profits, between 5% and a maximum of 10% of the annual profits once the corresponding dividend for the year in question has been deducted. Directors may also be compensated for travel expenses arising from actions commissioned by the Board.

This remuneration is linked to PAT (Profit After Tax). Membership of the Board’s committees and, if appropriate, the role of Chairman of these committees, are remunerated separately.

•                  Remuneration for performing non-director roles in the company

This includes remuneration of directors for performing functions —whether as executive or other types of directors— other than supervision and decision-making, which they perform jointly as members of the Board or its committees.

This remuneration is compatible with receiving the statutory amounts and allowances for attendance that may correspond to directors for being members of the Board of Directors.

Remuneration packages for performing an executive role include the following basic elements:

(a)                                 Fixed remuneration

The amount must be in line with market comparables, reflecting the leadership position to which Abengoa aspires. Market studies by external consultants are taken into account in its calculation. Fixed remuneration comprises the following concepts:

1)             Salary Level. Defined as the basic fixed salary received on a monthly basis, corresponding to each category or level.

2)             Special Responsibility Allowance. This is a supplementary amount freely set by the Company’s management and paid monthly. It is therefore linked to and conditional upon holding a specific role or performing a certain function.

(b)           Annual variable remuneration (bonus)

The annual variable remuneration, or bonus, of executive directors is primarily linked to achieving certain objectives associated with Gross Revenues/EBITDA for certain directors or Profit After Tax (PAT) for others. The total range of the variable remuneration for executive directors is estimated at the beginning of each year, according to these criteria.

Fixed remuneration comprises the sum of the amounts corresponding to the Salary Level and the Special Responsibility Allowance, payable monthly.

The variable remuneration corresponds to the annual bonus and is paid as a single payment.

The criteria for determining the variable remuneration of executive directors and its relative proportion will be based on the following parameters:

•                  Market references based on information provided by leading global consultants on remuneration matters.

•                  In terms of the specific calculation of the annual variable remuneration, the primary reference is the evolution in Profit After Tax and Gross Revenues/EBITDA, either for Abengoa in general or in the case of executive directors with specific responsibilities, weighted for their area of responsibility.

•                  Other quantitative elements may also be taken into account at the end of the year, in addition to this basic quantitative element, which may vary from one year to another but allow the decision about the actual amount of variable remuneration awarded at that time to be adjusted.

A.2.-       Process of determining the remuneration policy

The remuneration policy is prepared, discussed and formulated by the Appointments and Remuneration Committee, which is commissioned by the Board of Directors. The resulting proposal is submitted to the Board of Directors for its approval at the start of each year.

The current members of the Appointments and Remuneration Committee, and who therefore define the remuneration policy, are the following:

José Borrell Fontelles	Chairman	Non-executive independent director
José Luis Aya Abaurre	Member	Non-executive shareholder director
Aplicaciones Digitales, S.L. (Represented by Mr José B. Terceiro Lomba)	Member	Executive director
Alicia Velarde Valiente	Member	Non-executive independent director
Mercedes Gracia Díez	Member	Non-executive independent director
José Marcos Romero	-	Non-director Secretary

The Secretary was appointed by the meeting of the Appointments and Remuneration Committee held on January 28, 2004, held by the written procedure without a session. The Chairman was appointed at the meeting of the Appointments and Remuneration Committee held on July 23, 2012.

As a result, the Appointments and Remuneration Committee comprises one executive director and four non-executive directors, which complies with the requirements of the Financial System Reform Act. Furthermore, the Chairman of this committee must be a non-executive director in accordance with Article 2 of its internal regulations.

No external advisers have been involved in determining the remuneration policy.

A.3.-       Fixed remuneration components

In Abengoa, only executive directors have fixed remuneration, which is wholly derived from their salary related to performance of their duties. The amount paid in 2013 for salaries to executive directors totaled 2,435 thousand euros.

Allowances paid to members of the Board of Directors and the amounts for sitting on a committee or as Chairman of a committee are for attendance only. The amounts paid in 2013 for these concepts are as follows:

•                                          Allowances of the Board: 1,580 thousand euros

•                                            Membership of committees or as their Chairman: 499 thousand euros

Executive directors that are natural persons benefit from life insurance due to their position as employees of the company, for which the Company paid premiums totaling 2,000 euros in 2013.

Furthermore, security services were contracted totaling 108 thousand euros.

A.4.-       Variable components of the remuneration systems

The annual variable remuneration, or bonus, of executive directors is primarily linked to achieving certain objectives, associated with Gross Revenues/EBITDA for certain directors or Profit After Tax (PAT) for others. The total range of the variable remuneration for executive directors is estimated at the beginning of each year, according to these criteria.

Variable remuneration corresponds to the annual bonus and is paid as a single payment.

The total amount of the bonus received by executive members of the Board in 2003 totaled 10,595 thousand euros.

Extraordinary Variable Remuneration Plan for Managers

At present, there is an extraordinary long-term variable remuneration plan for managers, approved by the Company’s Board of Directors in February 2011, following a proposal by the Appointments and Remuneration Committee.

This Plan includes executive directors as beneficiaries (participants), among other managers, and covers a five-year period (from 2011 to 2015). The following conditions are stipulated in order to benefit from the Plan:

(a)                                 The beneficiary must remain an employee during the period in question, either with Abengoa or any of its subsidiaries.

(b)                                 During each year of the period in question, the beneficiary shall have a right to receive the annual bonus within the framework of the strategic plan of the Abengoa company in which he/she has worked during the year, provided that he/she has achieved at least 90% of the objectives stated for that plan (net income, new contracts, margins, etc.). The annual targets that must be achieved in order to have the right to the annual bonus (variable remuneration) are related to the volume of budgeted new contracts as well as their margin, project executions, levels of default, etc.

When the plan expires, which is the only time that it accrues and is claimable, payment will be made in proportion to the number of consolidated years.

(c)                                  The five-year budget for Abengoa or the corresponding subsidiary must have been achieved according to the strategic plan of June 2011 and the beneficiary must have been employed in any of these entities during the years 2011-2015.

(d)                                 The average price of Abengoa’s share during the last three months of 2015 is not less than a specific value.

In the event that a beneficiary ceases to be a participant of this plan (whether voluntarily or due to justified dismissal) prior to the end of the period, this person will not have the right to receive any payment from the plan.

Furthermore, in the event of the death of a beneficiary, the heirs shall have the right to receive the consolidated amount at the end of the period of the plan that corresponds to that person for the year ending prior to their death.

In the event that a beneficiary retires due to reaching the appropriate age or is classified as suffering from “total incapacity” (preventing the beneficiary from being able to perform any type of work) prior to the end of the plan, the person will have the right to receive the amount consolidated during the years completed as at the date of his/her retirement, provided that the remaining conditions are fulfilled.

Abengoa shall recognize the corresponding remuneration at expiry of the plan when the aforementioned conditions have been met.

A.5.-       Long-term saving systems

The remuneration package for Abengoa’s directors does not include any long-term savings system.

A.6.-       Compensation

Abengoa has not agreed any compensation for termination of the position of director nor has it paid any compensation for this concept during 2013.

A.7.-       Conditions of executive directors’ contracts

Executive directors have permanent contracts and are not considered as special senior management contracts. They therefore comply with and are subject to ordinary employment legislation. No exceptional circumstances are expected in relation to terminating the services of directors by the Company.

A.8.-       Supplementary remuneration

No supplementary remuneration is accrued by directors at Abengoa.

A.9.-       Advances, loans and guarantees

No advances, loans and guarantees have been made to members of Abengoa’s Board of Directors.

A.10.-     Remuneration in kind

Remuneration in kind is limited to the premiums paid by the Company for life insurance for executive directors that are natural persons, by virtue of their condition as Abengoa employees and not as its directors; and to security services.

A.11.-     Remuneration accrued by directors from payments made to third parties

No payments have been made to any entity for the purpose of remunerating the services provided to Abengoa by external directors.

A.12.-     Other remuneration concepts

There are no other remuneration concepts other than those explained in the above sections.

A.13.-     Actions taken to reduce risk

To ensure the correct functioning of the organization and its long-term future, it is essential to have precise and rigorous management that takes into account the risks associated with the Company’s activities and plans ways of mitigating them, in addition to good strategic planning.

Abengoa therefore has its own global risk management system, which forms part of the common management systems, which enables risks to be identified and controlled and that is regularly updated in order to create a common management culture; achieve the objectives established for this area; and have the ability to adapt in order to mitigate any threats that may arise in such a competitive environment that exists at present.

The implementation of this system requires the following:

•                                          The management of risks at all levels of the organization, without exceptions.

•                                          Its full integration in the strategy and systems for achieving the objectives set.

•                                          The full support of the management in order to evaluate, monitor and comply with the established guidelines in relation to managing threats.

This risk management system is implemented through three tools:

•                                          The Obligatory Compliance Rules (NOCs)

•                                          The Obligatory Compliance Procedures (POCs)

•                                          The Universal Risk Model

Compliance with this system is ensured by means of verifications carried out by the Internal Audit Department as well as regular committee meetings held with the senior management and the Chairman’s Office.

The design of these tools or common management systems is based on quality standards in order to comply with international legislation and regulations, such as the ISO 31000 standard and the Sarbanes-Oxley legislation, and have been certified by internationally recognized firms.

The Universal Risk Model is the methodology used by Abengoa to identify, understand and evaluate the risks that affect it. Its main objective is to obtain a comprehensive overview of these risks, designing an efficient system that is aligned with the company’s business objectives.

The Universal Risk Model is configured around 55 risks classified into 20 different categories that are grouped into four main areas: financial, strategic, regulatory and operational.

The Universal Risk Model is reviewed every year to ensure that the calculations designed for each risk are the most appropriate for the company’s situation.

B.1.-       Remuneration policy for future years

Abengoa does not expect to make significant changes to the remuneration policy of the Board of Directors for future years, maintaining it in line with the current year.

B.2.-       Decision-making process for structuring future remuneration policy

The remuneration policy is approved by the Board of Directors, having been proposed by the Appointments and Remuneration Committee.

The Committee is considered to be validly constituted when the majority of its members are present. Attendance may only be delegated to another non-executive director.

The resolutions adopted shall be valid when the majority of the Committee’s members, present or represented, vote in favor. In the case of a tie, the Chairman shall have the casting vote.

The Company’s Remuneration Manager shall act as Secretary of the Committee at its meetings.

B.3.-       Incentives to reduce risk

Risk management at Abengoa has played a fundamental part in achieving the Company’s existing leadership position in the market. Its global risk management system, embedded in the common management systems, enable it to identify and control risks at all levels of the organization and to mitigate threats that may arise, without having to establish specific incentives in the remuneration policy of the Board of Directors.

C.1.-       Remuneration policy applied during the year: structure and remuneration concepts

The structure and remuneration concepts of Abengoa’s directors vary depending on whether the director is an executive or not, and are approved by the Board at the beginning of every year:

•                  Remuneration for non-executive directors

The position of director is paid according to Article 39 of the Company’s bylaws. Directors’ remuneration may consist of a fixed amount agreed by the General Shareholders’ Meeting, but may differ for each director. Similarly, directors may receive a share of the Company’s profits, between 5% and a maximum of 10% of the annual profits once the corresponding dividend for the year in question has been deducted. Directors may also be compensated for travel expenses arising from actions commissioned by the Board.

This remuneration is linked to PAT (Profit After Tax). Membership of the Board’s committees and the role of Chairman of the committees, if appropriate, are remunerated separately.

•                  Remuneration for performing non-director roles in the company

This includes remuneration of directors for performing functions —whether as executive or other types of directors— other than supervision and decision-making, which they perform jointly as members of the Board or its committees.

This remuneration is compatible with receiving the statutory amounts and allowances for attendance that may correspond to directors for being members of the Board of Directors.

Remuneration packages for performing an executive role include the following basic elements:

(a)         Fixed remuneration

The amount must be in line with market comparables, reflecting the leadership position to which Abengoa aspires. Market studies by external consultants are taken into account in its calculation. Fixed remuneration comprises the following concepts:

1)             Salary Level. Defined as the basic fixed salary received on a monthly basis, corresponding to each category or level.

2)             Special Responsibility Allowance. This is a supplementary amount freely set by the Company’s management and paid monthly. It is therefore linked to and conditional upon holding a specific role or performing a certain function.

(b)         Annual variable remuneration (bonus)

The annual variable remuneration, or bonus, of executive directors is primarily linked to achieving certain objectives, associated with Gross Revenues/EBITDA for certain directors or Profit After Tax (PAT) for others. The total range of the variable remuneration for executive directors is estimated at the beginning of each year, according to these criteria.

Fixed remuneration therefore comprises the sum of the amounts corresponding to the Salary Level and the Special Responsibility Allowance, payable monthly.

Variable remuneration corresponds to the annual bonus and is paid as a single payment.

D.1.-       Detail of the individual remuneration accrued by directors

a) Remuneration accrued in Abengoa, S.A. (Thousands of euros):

Name	Type	Accrual period 2013	Salary	Fixed remuneration	Allowances	Short term variable remuneration	Long term variable remuneration	Remuneration for membership of a Committee of the Board	Compensation	Other concepts	Total 2013	Total 2012
Felipe Benjumea Llorente	Executive	01.01.13-31.12.13	1,086	—	93	3,304	—	—	—	1	4,484	4,483
Aplidig, S.L. (1)	Executive	01.01.13-31.12.13	—	202	93	2,804	—	—	—	—	3,099	3,099
Manuel Sánchez Ortega	Executive	01.01.13-31.12.13	1,086	—	93	3,304	—	—	—	1	4,484	4,483
Javier Benjumea Llorente	Executive	01.01.13-31.12.13	263	—	78	1,183	—	200	—	108	1,832	298
José Borrell Fontelles	Independent	01.01.13-31.12.13	—	—	176	—	—	124	—	—	300	300
Mercedes Gracia Díez	Independent	01.01.13-31.12.13	—	—	160	—	—	40	—	—	200	200
Ricardo Martínez Rico	Independent	01.01.13-31.12.13	—	—	121	—	—	15	—	—	136	117
Alicia Velarde Valiente	Independent	01.01.13-31.12.13	—	—	110	—	—	40	—	—	150	150
Carlos Sebastián Gascón (2)	Independent	—	—	—	—	—	—	—	—	—	—	61
José Joaquín Abaurre Llorente	Shareholder	01.01.13-31.12.13	—	—	110	—	—	40	—	—	150	150
José Luis Aya Abaurre	Shareholder	01.01.13-31.12.13	—	—	110	—	—	40	—	—	150	150
María Teresa Benjumea Llorente	Shareholder	01.01.13-31.12.13	—	—	78	—	—	—	—	—	78	78
Claudi Santiago Ponsa	Shareholder	01.01.13-31.12.13	—	—	62	—	—	—	—	—	62	55
Ignacio Solís Guardiola	Shareholder	01.01.13-31.12.13	—	—	78	—	—	—	—	—	78	78
Fernando Solís Martínez-Campos	Shareholder	01.01.13-31.12.13	—	—	78	—	—	—	—	—	78	78
Carlos Sundheim Losada	Shareholder	01.01.13-31.12.13	—	—	78	—	—	—	—	—	78	70
Total			2,435	202	1,518	10,595	—	499	—	110	15,359	13,850

Note (1): Represented by Mr José B. Terceiro Lomba

Note (2): Until 23.02.2012

As described in the above sections, the Company does not have any remuneration system based on shares or any long-term savings system. Neither has it granted any advances, loans or guarantees to any director.

During the year the Company has paid two thousand euros under the concept of life insurance premiums to the following executive directors due to their position as Abengoa employees:

Name/Type	2013	2012
Felipe Benjumea Llorente/Executive	1	—
Manuel Sánchez Ortega/Executive	1	—

b) Remuneration accrued by directors of Abengoa, S.A. that sit on the boards of other group companies (thousands of euros):

Name	Type	Accrual period 2013	Salary	Fixed remuneration	Allowances	Short term variable remuneration	Long term variable remuneration	Remuneration for membership of a Committee of the Board	Compensation	Other concepts	Total 2013	Total 2012
Javier Benjumea Llorente	Executive	01.01.13-31.12.13	—	—	38	—	—	—	—	—	38	—
Ricardo Martínez Rico	Independent	01.01.13-31.12.13	—	—	—	—	—	—	—	—	—	13
María Teresa Benjumea Llorente	Shareholder	01.01.13-31.12.13	—	—	24	—	—	—	—	—	24	24
Total			—	—	62	—	—	—	—	—	62	37

Abengoa does not have any remuneration system based on shares or any long-term savings system. Neither has it granted any advances, loans or guarantees to any director, nor has it paid any amount as life insurance premiums.

c) Remuneration summary (in thousands of euros):

		Remuneration accrued in the Company				Remuneration accrued in Group companies				Totals
Name	Type	Total remuneration in cash	Amount from awarded shares	Gross profit from exercised options	Total 2013 (Company)	Total remuneration in cash	Amount from awarded shares	Gross profit from exercised options	Total 2013 (Group)	Total 2013	Total 2012	Contribution to savings system during the year
Felipe Benjumea Llorente	Executive	4,483	—	—	4,483	—	—	—	—	4,483	4,483	—
Aplidig, S.L. (1)	Executive	3,099	—	—	3,099	—	—	—	—	3,099	3,099	—
Manuel Sánchez Ortega	Executive	4,483	—	—	4,483	—	—	—	—	4,483	4,483	—
Javier Benjumea Llorente	Executive	1,832	—	—	1,832	38	—	—	38	1,870	78	—
José Borrell Fontelles	Independent	300	—	—	300	—	—	—	—	300	300	—
Mercedes Gracia Díez	Independent	200	—	—	200	—	—	—	—	200	200	—
Ricardo Martínez Rico	Independent	136	—	—	136	—	—	—	—	136	130	—
Alicia Velarde Valiente	Independent	150	—	—	150	—	—	—	—	150	150	—
Carlos Sebastián Gascón (2)	Independent	—	—	—	—	—	—	—	—	—	61	—
José Joaquín Abaurre Llorente	Shareholder	150	—	—	150	—	—	—	—	150	150	—
José Luis Aya Abaurre	Shareholder	150	—	—	150	—	—	—	—	150	150	—
María Teresa Benjumea Llorente	Shareholder	78	—	—	78	24	—	—	24	102	102	—
Claudi Santiago Ponsa	Shareholder	62	—	—	62	—	—	—	—	62	55	—
Ignacio Solís Guardiola	Shareholder	78	—	—	78	—	—	—	—	78	78	—
Fernando Solís Martínez-Campos	Shareholder	78	—	—	78	—	—	—	—	78	78	—
Carlos Sundheim Losada	Shareholder	78	—	—	78	—	—	—	—	78	70	—
Total		15,359	—	—	15,359	62	—	—	62	15,421	13,667	—

Note (1): Represented by Mr José B. Terceiro Lomba

Note (2): Until 23.02.2012

D.2.-       Relationship between remuneration and the Company’s results

•                                          In terms of the specific calculation of the annual variable remuneration, the primary reference is the evolution in Profit After Tax and Gross Revenues/EBITDA, either for Abengoa in general or in the case of executive directors with specific responsibilities, weighted for their area of responsibility.

•                                          Other quantitative elements may be taken into account at the end of the year in addition to this basic quantitative element, which may vary from one year to another, and that allow the decision about the actual amount of variable remuneration at that time to be adjusted.

•                                          A payment is made for the annual bonus depending on the criteria established for it and the degree of completion.

D.3.-       Result of the consultation vote of the General Shareholders’ Meeting regarding the Annual Remuneration Report of the previous year

	Number	% of the total
Votes cast	6,129,584,486	68.477%

	Number	% of votes cast
Votes against	40,682,260	0.660%
Votes in favor	5,680,273,775	92.670%
Abstentions	408,628,451	6.670%

E.-           Other useful information

No other material elements exist other than those already described in the above sections of this report in relation to the remuneration policy applied in Abengoa.

This annual remuneration report has been unanimously approved by the Company’s Board of Directors at its meeting on February 20, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: March 03, 2014